Exhibit 3.21

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

First Quantum Minerals Ltd. 8th Floor, 543 Granville Street Vancouver, British Columbia Canada V6C 1X8

Item 2	Date of Material Change

April 11, 2006

Item 3	News Release

A news release was issued on April 11, 2006 and was disseminated via CCN Matthews. A copy of the news release is attached hereto as Schedule “A”.

Item 4	Summary of Material Change

First Quantum Minerals Ltd. (“First Quantum”) and Adastra Minerals Inc. (“Adastra”) announced on April 11, 2006 that they have entered into a support agreement (the “Support Agreement”), pursuant to which First Quantum has agreed to revise its offer (the “Offer”) for all of the outstanding common shares of Adastra (“Adastra Shares”) by, among other things, increasing the consideration offered for the Adastra Shares under the Offer such that holders of Adastra Shares (“Shareholders”) will have the right to elect to receive either: (a) $2.92 in cash per Adastra Share or; (b) 1 common share of First Quantum (“First Quantum Share”) plus $0.265 in cash (in lieu of being entitled to First Quantum’s May 10, 2006 dividend payment) for every 14.76 Adastra Shares tendered, subject to pro ration based upon the maximum amounts of cash and First Quantum Shares offered. Assuming full pro ration of the maximum amounts of cash and First Quantum Shares offered under the revised Offer, the revised Offer will result in consideration of approximately $0.475 in cash and approximately 0.057 First Quantum Shares per Adastra Share.

In the Support Agreement, Adastra has represented that its board of directors (the “Adastra Board”), after careful consideration and the recommendation of the special committee of independent directors of Adastra and with the benefit of advice from its legal and financial advisors, has determined that the amended offer is fair to Shareholders and has agreed to unanimously recommend that Shareholders accept the Offer. Adastra’s financial advisor, N M Rothschild & Sons Limited, has provided an opinion to the Adastra Board and the special committee to the effect that, as at April 11, 2006 and based on the assumptions and limitations contained therein, the consideration to be received under the Offer is fair, from a financial point of view, to Shareholders.

Completion of the offer will be subject to a number of customary conditions including that at least 50.1% of Adastra Shares on a fully diluted basis, excluding those directly or indirectly owned by First Quantum, are deposited to the Offer and not withdrawn (the “Minimum Tender Condition”), and that there be no material adverse changes in respect of Adastra or its business. Under the terms of the Support Agreement, Adastra has the right to consider superior proposals from other parties in certain circumstances, but First Quantum has the right to match any offer made by another party. The Support Agreement also provides for the payment of a fee to First Quantum by Adastra of up to $4.8 million if the Support Agreement is terminated under certain circumstances.

In connection with, and in order to induce First Quantum to enter into the Support Agreement, on April 11, 2006 certain directors and senior officers of Adastra entered into letter agreements (“Letter Agreements”) with First Quantum governing their dealings with any Adastra Shares and options to acquire Adastra Shares (“Options”) they hold during the period in which the Offer remains open for acceptance.

Pursuant to the terms of the Support Agreement, First Quantum mailed to Shareholders a notice of variation and extension amending the Offer, together with Adastra’s Notice of Change to the Directors’ Circular on April 18, 2006.

Item 5	Full Description of Material Change

First Quantum and Adastra announced on April 11, 2006 that they had entered into the Support Agreement pursuant to which First Quantum has agreed to revise its Offer for all of the Adastra Shares by, among other things, increasing the consideration offered for the Adastra Shares under the Offer such that Shareholders will have the right to elect to receive either: (a) $2.92 in cash per Adastra Share or; (b) 1 First Quantum Share plus $0.265 in cash (in lieu of being entitled to First Quantum’s May 10, 2006 dividend payment) for every 14.76 Adastra Shares tendered, subject to pro ration based upon the maximum amount of cash and First Quantum Shares offered.

Fairness Opinion and Board Recommendation

The Adastra Board, upon consultation with its financial and legal advisors and on receipt of a recommendation from its special committee of independent directors, has determined that the Offer is fair to all Shareholders and that the Offer is in the best interests of Adastra and the Shareholders. Accordingly, the Adastra Board has approved the making of a unanimous recommendation that Shareholders accept the Offer. Adastra’s financial advisor, N M Rothschild & Sons Limited, has provided an opinion to the Adastra Board and the special committee to the effect that, as at April 11, 2006 and based on the assumptions and limitations contained therein, the consideration to be received under the offer is fair, from a financial point of view, to Shareholders.

Letter Agreements

In order to induce First Quantum to enter into the Support Agreement, on April 11, 2006 each of the following directors and senior officers of Adastra entered into Letter Agreements with First Quantum governing their dealings with any Adastra Shares and Options they hold during the period in which the Offer remains open for acceptance: John Bentley, T. David Button, Etienne Denis, Paul MacNeill, Bernard Pryor, Timothy Read, Bernard Vavala and Patrick Walsh (collectively, the “Insider Shareholders”). Pursuant to the terms of the Letter Agreements, the Insider Shareholders agreed, if permitted to do so legally, directly or indirectly through commercially reasonable arrangements, to enter into lock-up agreements with First Quantum, providing for the tender of their Adastra Shares (including those issuable upon the exercise of Options) to the Offer or, if not permitted to do so legally, to refrain from selling or otherwise disposing of their Adastra Shares (including those issuable upon the exercise of Options) or any interest therein at any time while the Offer remains open for acceptance (unless the Letter Agreements are terminated in accordance with their terms).

Terms and Conditions of Support Agreement

The following is a summary of certain provisions of the Support Agreement. It does not purport to be complete and is qualified in its entirety by the full text of the Support Agreement filed by First Quantum with the Canadian securities regulatory authorities and available at www.sedar.com.

The Offer

First Quantum agreed in the Support Agreement to amend the Offer by, among other things, increasing the consideration payable thereunder to, at the election of each Shareholder, (a) Cdn.$2.92 in cash for each Adastra Share, or (b) one First Quantum Share plus Cdn$0.265 in cash for every 14.76 Adastra Shares, subject in each case to pro ration. First Quantum also agreed to extend the period during which Shares may be deposited under the Offer to 11:59 p.m. (Toronto time) on April 28, 2006, subject to First Quantum’s right to extend such period from time to time. In addition, First Quantum has agreed that without the prior consent of Adastra, First Quantum will not be permitted to waive the Minimum Tender Condition or otherwise modify or vary the Offer or any of its terms or conditions in a manner that is adverse to Shareholders.

Support of the Offer

Adastra has represented and warranted to First Quantum in the Support Agreement that the Adastra Board, upon consultation with its financial and legal advisors and on receipt of a recommendation from its special committee of independent directors, has determined that the Offer is fair to all Shareholders and that the Offer is in the best interests of Adastra and the Shareholders. Accordingly, the Adastra Board has approved the making of a unanimous recommendation that Shareholders accept the Offer. Adastra has agreed to take all reasonable actions to support the Offer and ensure success of the Offer will in accordance with the Support Agreement.

Conditions of the Offer

The obligation of First Quantum to take up the Shares deposited to the Offer is subject to a number of conditions in its favour, including (i) the Minimum Tender Condition, (ii) that the Support Agreement shall not have been terminated in accordance with its terms or otherwise by Adastra or in accordance with its terms by First Quantum, (iii) the absence of any actual or threatened action or suit that would prevent or limit the transfer of ownership of the Adastra Shares, have a Material Adverse Effect (as defined in the Support Agreement) on Adastra or First Quantum, or make uncertain the ability of First Quantum to take up and pay for the deposited Adastra Shares, (iv) the absence of any change in the business, operations or liabilities of Adastra which has, or would reasonably be expected to result in, a Material Adverse Effect with respect to Adastra, (v) that Adastra shall not have executed definitive agreements necessary to give effect to Adastra’s proposed transaction with Mitsubishi Corporation as described in Adastra’s directors’ circular dated February 17, 2006, (vi) that Adastra shall have complied in all material respects with its covenants and obligations under the Support Agreement and that all representations and warranties made by Adastra in the Support Agreement shall be true and correct at and as of the Expiry Time (as such term is defined in the Support Agreement) without giving effect to any Material Adverse Effect qualification already contained within such representation and warranty, where such inaccuracy would not reasonably be expected to have a Material Adverse Effect in respect of Adastra or the ability of First Quantum to proceed with the Offer, (vii) the absence of any event, action or government regulation that materially adversely affects the financial markets generally, (viii) that the Shareholder Rights Plan shall have become or been held unexerciseable or unenforceable in relation to the Adastra Shares with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction (as such terms are defined in the Support Agreement).

Board Representation

Pursuant to the terms of the Support Agreement, provided that at least a majority of the then outstanding Adastra Shares on a fully-diluted basis (excluding the rights granted to the International Finance Corporation and the Industrial Development Corporation of South Africa to convert their shareholdings in Kingamyambo Musonoi Tailings S.A.R.L. into Adastra Shares upon the acquisition by one or more persons of more than 50% of the Adastra Shares, as described in Adastra’s directors’ circular dated February 17, 2006 (the “IFI Rights”)) are purchased by First Quantum, First Quantum will, promptly and in any event within 10 days of such purchase (and from time to time thereafter), be entitled to designate such number of members of the Adastra Board, and any committee thereof, as is proportionate to the percentage of the outstanding Adastra Shares owned by First Quantum, and Adastra will co-operate with First Quantum, subject to all applicable Laws, to enable First Quantum’s designees to be elected or appointed including, at the request of First Quantum, by using its reasonable best efforts to obtain the resignations of a majority of the incumbent members of the Adastra Board on the date specified by First Quantum and/or to increase the size of the Adastra Board.

No Solicitation

Adastra has agreed in the Support Agreement that it will not, directly or indirectly, through any officer, director, employee, representative (including for greater certainty any financial or other advisors) or agent of Adastra or any Subsidiary, (i) make, solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of Adastra or any Subsidiary, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding an Acquisition Proposal (as defined below); (ii) except in respect of the transaction with Mitsubishi Corporation described in the directors’ circular of Adastra dated February 17, 2006 (but no other transaction with Mitsubishi Corporation and provided there are no material amendments to the consideration paid or assets acquired) engage in any discussions or negotiations regarding, or provide any confidential information with respect to, any Acquisition Proposal; (iii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to First Quantum, the approval or recommendation of the Adastra Board or any committee thereof of the Support Agreement or the Offer; (iv) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; or (v) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

The Support Agreement defines an “Acquisition Proposal” as (a) any merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation or winding-up in respect of Adastra or any of its subsidiaries; (b) except in respect of the Mitsubishi Transaction, any sale or acquisition of all or a material portion of the assets of Adastra on a consolidated basis; (c) any sale or acquisition of all or a material portion of the Adastra Shares; (d) any similar business combination or transaction, of or involving Adastra or any of its Subsidiaries, other than with First Quantum; or (e) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any Person other than First Quantum.

Adastra has also agreed in the Support Agreement to immediately cease and cause to be terminated any existing solicitation, discussion or negotiation with any Person (other than First Quantum) by Adastra or any subsidiary or any of its or their representatives or agents with respect to any potential Acquisition Proposal. Adastra has agreed not to release any third party from any confidentiality agreement or standstill agreement and to request the return or destruction of all confidential information provided to any third party which, at any time since November 30, 2005, has entered into a confidentiality agreement or standstill agreement with Adastra relating to a potential Acquisition Proposal. The foregoing will not prevent the Adastra Board from considering and accepting any unsolicited bona fide written Acquisition Proposal which would, if consummated in accordance with its terms, result in a transaction that is more favourable financially to Shareholders than the Offer (a “Superior Proposal”) that might be made by any such third party, provided that the remaining provisions of the Support Agreement are complied with.

Finally, Adastra has agreed in the Support Agreement to notify First Quantum, as soon as practicable and in any event within 48 hours, of any proposal, inquiry, offer (or any amendment thereto) or request relating to or constituting a bona fide Acquisition Proposal, any request for discussions or negotiations, and/or any request for non-public information relating to Adastra or any subsidiary of which Adastra’s directors, officers, employees, representatives or agents are or became aware, or any amendments to the foregoing.

Superior Proposals

Pursuant to the terms of the Support Agreement, if Adastra receives a request for material non-public information from a party who proposes to Adastra a bona fide Acquisition Proposal and the Adastra Board determines that the failure to provide such party with access to information regarding Adastra would be inconsistent with the fiduciary duties of the Adastra Board, then, and only in such case, Adastra may provide such party with access to information regarding Adastra, subject to the execution of a confidentiality and standstill agreement and to providing First Quantum with a list of all information provided to such party and copies of any information provided to such party that has not been previously provided to First Quantum.

Adastra has agreed in the Support Agreement not to accept, approve or recommend, or enter into any agreement relating to an Acquisition Proposal unless: (i) the Acquisition Proposal constitutes a Superior Proposal; (ii) Adastra has complied with its non-solicitation covenants in the Support Agreement; (iii) five business days have elapsed from the later of the date First Quantum received written notice of Adastra’s proposed determination to accept, approve, recommend or enter into any agreement relating to such Superior Proposal and the date First Quantum received notice of the Acquisition Proposal; (iv) if First Quantum has proposed to amend the terms of the Offer in accordance with the Support Agreement, the Adastra Board (after receiving advice from its financial advisors and outside legal counsel) has determined in good faith that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Offer by First Quantum; (v) Adastra concurrently terminates the Support Agreement pursuant to the terms of the Support Agreement; and (vi) Adastra pays to First Quantum the termination fee contemplated by the Support Agreement.

Opportunity to Match

Pursuant to the Support Agreement, Adastra has agreed that, during the five business day period referred to in subparagraph (iii) of the preceding paragraph, or such longer period as Adastra may approve for such purpose, First Quantum will have the opportunity, but not the obligation, to propose to amend the terms of the Offer. The Adastra Board will review any proposal by First Quantum submitted within such period to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether First Quantum’s proposal to amend the Offer would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Offer. Adastra has agreed that, for the purposes of this opportunity to match, each successive material modification of any Acquisition Proposal will constitute a new Acquisition Proposal and initiate an additional five business day period.

The Adastra Board has agreed in the Support Agreement to promptly reaffirm its recommendation of the Offer by press release after: (i) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; or (ii) the Adastra Board determines that a proposed amendment to the terms of the Offer would result in the Acquisition Proposal not being a Superior Proposal, and First Quantum has so amended the terms of the Offer.

Subsequent Acquisition Transaction

The Support Agreement provides that if, within four months after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding Adastra Shares (calculated on a fully-diluted basis (excluding the IFI Rights) as at the Expiry Time), First Quantum will, to the extent legally permissible, effect a Compulsory Acquisition, under the YBCA, to acquire the remainder of the Adastra Shares from those Shareholders who have not accepted the Offer. If that statutory right of acquisition is not legally available or, in the event First Quantum takes up and pays for Adastra Shares under the Offer representing at least 66 2/3% of the outstanding Adastra Shares (calculated on a fully-diluted basis (excluding IFI Rights) as at the Expiry Time), First Quantum will acquire the remaining Adastra Shares not tendered to the Offer by way of statutory arrangement or other Subsequent Acquisition Transaction and the consideration per Adastra Share offered in connection with the Subsequent Acquisition Transaction will be at least equivalent in value to the consideration per Adastra Share offered under the Offer. All Adastra Shares held by U.K. Shareholders that are not acquired pursuant to the Offer will be acquired in a Compulsory Acquisition or Subsequent Acquisition Transaction whether or not such U.K. Shareholders are Qualified Investors.

Termination of the Support Agreement

The Support Agreement may be terminated at any time prior to the time that designees of First Quantum represent a majority of the Adastra Board: (a) by mutual written consent of First Quantum and Adastra; (b) by First Quantum, if any condition to amending the Offer for First Quantum’s benefit is not satisfied or waived by April 18, 2006 other than as a result of First Quantum’s default under the Support Agreement; (c) by First Quantum, if the Minimum Tender Condition or any other condition of the Offer is not satisfied at the Expiry Time and First Quantum has not elected to waive such condition; (d) by Adastra, if First Quantum does not take up and pay for the Adastra Shares deposited under the Offer by May 11, 2006, or, if the foregoing condition has been satisfied but the Expiry Time has not occurred, by the date that is 30 days from the date that the foregoing condition has been met; (e) by either Adastra or First Quantum, if the other party is in default of a material covenant or obligation under the Support Agreement or if any representation or warranty of the other party under the Support Agreement was, as at April 11, 2006, or has since become, untrue or incorrect in any material respect and such default or inaccuracy is not curable or, if curable, is not cured by the Expiry Time; (f) by First Quantum, if: (i) the Adastra Board or any committee thereof withdraws, modifies, changes or qualifies its approval or recommendation of the Support Agreement or the Offer in any manner adverse to First Quantum; (ii) the Adastra Board or any committee thereof recommends or approves an Acquisition Proposal; or (iii) the Adastra Board does not reaffirm its recommendation in favour of the Offer in a press release or directors’ circular within two business days, and in any event prior to the Expiry Time, after the public announcement of an Acquisition Proposal and a written request by First Quantum for Adastra to do so; or (g) by Adastra, if Adastra proposes to enter into a definitive agreement with respect to a Superior Proposal, provided that Adastra has not breached any of its covenants, agreements or obligations in the Support Agreement.

Termination Fee

Adastra will be obligated to pay a termination fee to First Quantum in an amount to be determined as specified below if the Support Agreement is terminated in any of the following circumstances:

(a)	if the Support Agreement is terminated:

(i)	by First Quantum as a result of the Adastra Board or any committee thereof recommending or approving an Acquisition Proposal;

(ii)	by First Quantum as a result of the Adastra Board not reaffirming its recommendation in favour of the Offer in a press release or directors’ circular within two business days, and in any event prior to the Expiry Time, after the public announcement of an Acquisition Proposal and a written request by First Quantum for Adastra to do so; or

(iii)	by Adastra in circumstances where Adastra proposes to enter into a definitive agreement with respect to a Superior Proposal;

First Quantum will be entitled to a termination fee of Cdn.$4.8 million, payable by 12:00 p.m. (Toronto time) on the first business day following the consummation of the Superior Proposal; or

(b)	if the Support Agreement is terminated by First Quantum as a result of the Adastra Board or any committee thereof withdrawing, modifying, changing or qualifying its approval or recommendation of the Support Agreement or the Offer in any manner adverse to First Quantum and:

(i)	the volume-weighted average trading price of the First Quantum Shares on the TSX over the seven trading day period immediately preceding the date of such withdrawal, modification, change or qualification, divided by 17.5 plus Cdn.$0.475 (the “See-Through Value”) is greater than Cdn.$2.895; and

(ii)	there has been no Material Adverse Effect in respect of First Quantum;

First Quantum will be entitled to a termination fee, payable within 90 days of the date of termination, the amount of which will be determined on a sliding scale, ranging from Cdn.$2.4 million, where the See-Through Value is equal to Cdn.$2.90, to Cdn.$4.8 million, where the See-Through Value is equal to or greater than Cdn.$2.95;

provided, in each case, that First Quantum is not in material default in the performance of its obligations under the Support Agreement on the date that the Support Agreement is terminated.

Representations and Warranties

The Support Agreement contains a number of customary representations and warranties of First Quantum and Adastra relating to, among other things: organization; capitalization; the corporate authorization and enforceability of, and board approval of, the Support Agreement and the Offer; and the absence of any Material Adverse Effect and certain other changes or events since the date of the respective parties’ most recently filed financial statements. The representations and warranties of Adastra also address various matters relating to the business, operations and properties of Adastra and its subsidiaries, including: absence of litigation or other actions which if determined adversely would reasonably be expected to have a Material Adverse Effect; employee severance payments upon a change of control; and accuracy of reports required to be filed with applicable securities regulatory authorities. In addition, First Quantum has represented that it has made adequate arrangements to ensure that the required funds are available to effect payment in full of the cash consideration for all of the Adastra Shares acquired pursuant to the Offer.

Conduct of Business

First Quantum and Adastra have each covenanted and agreed in the Support Agreement that, prior to the earlier of (i) the time that designees of First Quantum represent a majority of the Adastra Board and (ii) the termination of the Support Agreement, except with the prior written consent of the other party or as expressly contemplated or permitted by the Support Agreement, each party will, and will cause each of its subsidiaries to, conduct its and their respective businesses in the ordinary course consistent with past practice in all material respects and to use reasonable best efforts to preserve intact its present business organization and goodwill, to preserve intact their respective real property interests, mining leases, mining concessions, mining claims, exploration permits or other property, mineral or proprietary interests or rights in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with them. Each of First Quantum and Adastra has also agreed that it will not, and will cause each of its Subsidiaries not to, take certain actions specified in the Support Agreement.

Each of First Quantum and Adastra has also agreed in the Support Agreement to notify the other party of (a) the occurrence, or failure to occur, of any event which occurrence or failure would cause or may cause any of the representations or warranties of such party contained in the Support Agreement to be untrue or inaccurate in any material respect at any time up to the time that designees of First Quantum represent a majority of the Adastra Board; and (b) any failure of such party, or any officer, director, employee, representative or agent of such party, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Support Agreement.

Other Covenants

Each of Adastra and First Quantum has agreed in the Support Agreement to a number of mutual covenants, including to co-operate, where appropriate, and use all reasonable efforts to take all action and do all things necessary, proper or advisable: (a) to consummate and make effective as promptly as is practicable the transactions contemplated by the Offer and the Support Agreement; and (b) to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings, including filings under applicable Laws and submissions of information requested by governmental authorities.

Officers’and Directors’ Insurance and Indemnification

First Quantum has agreed in the Support Agreement that for a period of not less than six years from the date on which designees of First Quantum represent a majority of the Adastra Board, First Quantum will cause Adastra (or its successor) to maintain Adastra’s and its Subsidiaries’ current directors’ and officers’ insurance policies (or substitute policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured in any material respect) with respect to claims arising from facts or events which occurred on or before such date. After the date on which designees of First Quantum represent a majority of the Adastra Board, First Quantum will cause Adastra to indemnify the directors and officers of Adastra and its Subsidiaries during all periods prior to such date to the fullest extent to which Adastra and the Subsidiaries are permitted to indemnify such officers and directors under their respective articles, by-laws, applicable Law and contracts of indemnity.

Outstanding Stock Options

Adastra has agreed in the Support Agreement to use its commercially reasonable efforts to encourage all holders of Options to conditionally exercise or terminate such Options and all holders of warrants to exercise such warrants and to tender the Adastra Shares to be issued as a result of such conditional exercise or termination of Options or exercise of Warrants to the Offer.”

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact:

North American contact: Geoff Chater or Bill Iverson, Corporate Communications/Investor Relations, (604) 688-6577; or

United Kingdom contact: Clive Newall, President, at +44 140 327 3484.

Item 9	Date of Report

April 19, 2006.

FIRST QUANTUM MINERALS LTD.

By:
Name: Andrew Hancharyk

Title: General Counsel and Corporate
Secretary

SCHEDULE “A”

NEWS RELEASE

NEWS RELEASE
06-13
April 11, 2006
www.first-quantum.com

FIRST QUANTUM AND ADASTRA ANNOUNCE AN AGREED TRANSACTION

SHAREHOLDERS MAY ELECT TO RECEIVE
FIRST QUANTUM SHARES VALUED AT $3.40 OR $2.92 PER SHARE IN CASH

First Quantum Minerals Ltd. (“First Quantum”, TSX Symbol “FM”, LSE Symbol “FQM”) and Adastra Minerals Inc. (“Adastra”, TSX Symbol “AAA”, LSE Symbol “AAA”) announced today that they have reached agreement on a friendly transaction. The revised offer values each Adastra share at $3.40 in First Quantum shares or $2.92 in cash. The agreed offer reflects an increase of $3.7 million in the maximum cash consideration, reflecting the recent increase in the implied value of the offer, with no change to the maximum number of First Quantum shares to be issued. However as Adastra shareholders cannot be eligible for First Quantum’s May 10, 2006 dividend payment of $0.265 per First Quantum share, First Quantum will make an additional $0.265 cash payment for each First Quantum share issued to Adastra shareholders. The two companies have entered into a definitive support agreement pursuant to which First Quantum will mail to Adastra shareholders a notice of variation and extension amending the offer together with an amended Adastra Directors’ Circular on or before April 18, 2006. Unless otherwise noted, all amounts referred to in this press release are in Canadian dollars.

In the revised offer, Adastra’s common shareholders will have the right to elect to receive either: (a) $2.92 in cash per Adastra common share or; (b) 1 First Quantum common share plus $0.265 in cash (in lieu of being entitled to First Quantum’s May 10, 2006 dividend payment) for every 14.76 Adastra common shares tendered, subject to pro ration based upon the maximum amount of cash and First Quantum common shares offered. The maximum amount of cash to be offered by First Quantum will be approximately $41.3 million, comprised of $40 million for the $2.92 cash election and $1.3 million for the $0.265 cash payment, and the maximum number of First Quantum common shares to be offered will be approximately 4.9 million, taking into account the conversion of Adastra’s outstanding share options and warrants. Assuming full pro ration of these maximum amounts, this would result in approximately $0.475 in cash and approximately 0.057 First Quantum common shares per Adastra common share.

Based on the closing price of First Quantum’s common shares on the Toronto Stock Exchange on April 10, 2006, of $49.96, the value of the implied offer is $3.40 per Adastra share, under the share election, which represents a premium of approximately 89% over the Adastra closing price on the Toronto Stock Exchange of $1.80 as at January 17, 2006 (the day prior to the announcement of First Quantum’s original offer).

The Board of Directors of Adastra, after careful consideration and the recommendation of the special committee of independent directors of Adastra and with the benefit of advice from its legal and financial advisors, has determined that the amended offer is fair to Adastra shareholders and unanimously recommends that shareholders accept the offer.  Adastra’s financial advisor, N M Rothschild & Sons Limited, has provided an opinion to the Board of Directors of Adastra and the special committee to the effect that, as at April 11, 2006 and based on the assumptions and limitations contained therein, the consideration to be received under the offer is fair, from a financial point of view, to Adastra’s shareholders.

First Quantum Chairman and CEO Philip Pascall said: “We are excited about this opportunity. The Kolwezi tailings project would be an excellent addition to our strong portfolio of producing assets and development projects. Now that the Board of Adastra has recommended our offer we urge those shareholders who haven’t yet tendered to our offer to do so now.”

Completion of the offer will be subject to certain conditions including a sufficient number of shares being tendered to the offer such that First Quantum would own at least 50.1% of Adastra common shares on a fully diluted basis, no material changes at Adastra and certain other conditions. Under the terms of the support agreement, Adastra has the right to consider superior proposals from other parties in certain circumstances, but First Quantum has the right to match any offer made by another party. The support agreement also provides for the payment of a fee to First Quantum by Adastra of up to $4.8 million under certain circumstances.

Any Adastra shareholders who previously tendered to the offer will be entitled to the increased price.

About First Quantum Minerals

First Quantum is a growing mining and metals company whose principal activities include mineral exploration, development and mining. First Quantum produces LME grade “A” copper cathode, copper in concentrate, gold and sulphuric acid. First Quantum’s operations in Zambia include the 100% owned Bwana Mkubwa SX/EW facility and sulphuric acid plants and the 80% owned Kansanshi open pit copper-gold deposit. In the Democratic Republic of Congo, First Quantum operates the 100% owned Lonshi open pit copper mine which provides oxide copper ore for processing at Bwana Mkubwa, a 100% interest in the newly discovered Frontier copper-cobalt deposit, and 11,000 sq/km of exploration rights. In Mauritania, First Quantum is developing the 80% owned Guelb Moghrein copper gold deposit.

Important Notice

Reference to the word “Offer” in this news release means the offer, as amended, of First Quantum to purchase all of the common shares of Adastra.

The content of this press release, which has been prepared by and is the responsibility of First Quantum, has been approved by Numis Securities Limited, Cheapside House, 138 Cheapside, London England EC2V 6LH, solely for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000. Numis Securities Limited is acting exclusively for First Quantum in connection with the Offer and no one else and will not be responsible to anyone other than First Quantum for providing the protections afforded to clients of Numis Securities Limited nor for providing advice in relation to the Offer or any other matter referred to in this press release.

This announcement does not constitute or form part of any offer to sell or invitation to purchase any securities or solicitation of an offer to buy any securities, pursuant to the Offer or otherwise.

This announcement is for information purposes and is not a substitute for the formal offer and take-over bid circular. First Quantum has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-80, as amended, which includes the offer and take-over bid circular, and a tender offer statement on Schedule 14D-1F, as amended. Adastra Shareholders are urged to read the circular and any other materials relating to the Offer, including the registration statement on Form F-80, as amended, and the tender offer statement on Schedule 14D-1F, as amended, because they contain important information. Copies of the circular and other materials relating to the Offer can be obtained when they become available free of charge at the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov. or from RBC Dominion Securities, Inc. in Canada or RBC Capital Markets Corporation in the United States, who are acting as First Quantum’s dealer managers (Toll Free 1-866-246-3902 (Canada) or 1-866-246-3902 (United States)) or Innisfree M&A Incorporated for the United States and other locations (Toll Free 1-888-750-5834 (English speakers) or 1-877-825-8777 (French speakers)), who is acting as First Quantum’s Information Agent.

This press release contains forward-looking statements. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. These risk factors include, but are not limited to: realization of operational synergies, reliance on Adastra’s publicly available information which may not fully identify all risks related to their performance, success in integrating the retail distribution systems, and the integration of supply chain management processes, as well as other risk factors listed from time to time in First Quantum’s reports, comprehensive public disclosure documents including the Annual Information Form, and in other filings with securities commissions in Canada (on SEDAR at www.sedar.com) and the United States (on EDGAR at www.sec.gov).

On Behalf of the Board of Directors	12g3-2b-82-4461
of First Quantum Minerals Ltd.	Listed in Standard and Poor’s

Philip Pascall
Chairman & CEO

For further information visit our web site at www.first-quantum.com

North American contact: Geoff Chater or Bill Iversen
8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@fqml.com

United Kingdom contact: Clive Newall, President
1st Floor, Mill House Mill Bay Lane Horsham West Sussex RH12 1TQ United Kingdom
Tel: +44 140 327 3484 Fax: +44 140 327 3494 E-Mail: clive.newall@fqml.com.
or
Carina Corbett, 4C-Burvale, Tel: + 44 20 7907 4761

        The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain of the information contained in this news release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company’s hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company’s documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission.

ENDS